APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

April 7, 2011

Correspondence Filing Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Business Services
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Cicely LaMothe

Re:	Apartment Investment and Management Company
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 001-13232

AIMCO Properties, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 000-24497

Ladies & Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Terry Considine on behalf of Apartment Investment and Management Company (“Aimco”) and AIMCO Properties, L.P., a Delaware limited partnership (collectively, the “Companies”), in a letter dated March 24, 2011. The Companies’ responses to the Staff’s comments are set forth below.

* * * * *

Form 10-K

Business Overview, page 3

1.	Comment: We note your disclosure that you own and operate a broadly diversified portfolio of primarily class “B/B+” assets. In future periodic reports, please explain this rating system in greater detail and include in your explanation whether this system is broadly used in your industry.

United States Securities and Exchange Commission
April 7, 2011

Response: The Companies measure conventional property asset quality based on average rents compared to local market average rents as reported by a third-party provider of commercial real estate performance and analysis, with A-quality assets earning rents greater than 125% of local market average, B-quality assets earning rents 90% to 125% of local market average and C-quality assets earning rents less than 90% of local market average. This description of the Companies’ rating system for measuring asset quality is included in the Portfolio Management subsection of the Business Overview, commencing in the final paragraph on page 4; however, the Companies recognize the rating system is not explained in the first instance the “B/B+” rating is discussed within their Form 10-K filings.

Although some other companies and Wall Street analysts within the multifamily real estate industry use asset class ratings of A, B and C, some of which are tied to local market rent averages, the metrics used to classify asset quality as well as the timing for which local markets rents are calculated may vary from company to company. Accordingly, the Companies’ rating system is not broadly or consistently used in the multifamily real estate industry. In response to the Staff’s comments, in future periodic reports, in the first instance within the document the “B/B+” asset quality classification is used, the Companies will add a reference to the location in the document where such classification is further explained and additionally indicate that the Companies’ rating system for measuring asset quality is neither broadly nor consistently used in the multifamily real estate industry.

Property Operations, page 3

2.	Comment: We note your disclosure about average rents at the end of the first paragraph. Please advise us whether free rent periods are factored into this calculation. We may have further comment.

Response: The average rents disclosed are calculated based on rental income recognized during the periods, which is calculated on a straight-line basis in accordance with accounting principles generally accepted in the United States of America, and, accordingly, free rent periods are factored into the calculations.

Portfolio Management, page 4

3.	Comment: We note your disclosure in the penultimate paragraph in this section regarding your dispositions. In future periodic reports, please provide disclosure regarding the weighted average capitalization rates on your dispositions and acquisitions during the reporting period. Please disclose how you calculate capitalization rates for these purposes.

Response: In response to the Staff’s comment, the Companies confirm they will provide disclosure in future periodic reports regarding the weighted average capitalization rates on dispositions and acquisitions, if any, during the reporting period. Additionally, the Companies will provide disclosure regarding the calculation of capitalization rates for these purposes, including how the capitalization rates are derived.

United States Securities and Exchange Commission
April 7, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

4.	Comment: In future periodic reports, please provide disclosure regarding rental rate trends on new and renewed leases.

Response: In response to the Staff’s comment, the Companies will provide disclosure regarding rental rate trends on new and renewed leases within the Executive Overview within Management’s Discussion and Analysis of Financial Condition and Results of Operations in future periodic reports. The Companies would also like to clarify to the Staff that they disclose information regarding rental rate trends in the more detailed discussion of results of operations within Management’s Discussion and Analysis of Financial Condition and Results of Operations which appears on page 25 of the 2010 Annual Report on Form 10-K.

Conventional Real Estate Operations, page 24

5.	Comment: We note your definition of same store properties in the first paragraph of this section. In future periodic reports, please describe what you consider to be a “stabilized level” of occupancy and identify any properties that have been removed from the same store pool in the most recent period.

Response: In response to the Staff’s comment, the Companies confirm in future periodic reports they will expand their definition of same store properties to describe what they consider to be a “stabilized level” of occupancy and will identify any properties that have been removed from the same store pool in the most recent period.

Financing Activities, page 40

Equity Transactions, page 41

6.	Comment: We note that your ATM offering program generated $14.4 million in net proceeds. In addition to this information, please also disclose in future periodic reports the gross proceeds or, alternatively, the average price per share.

Response: In response to the Staff’s comment, the Companies confirm they will disclose in future periodic reports the gross proceeds, or alternatively, the average price per share, from stock offerings.

Financial Statements and Footnotes

Consolidated Statements of Operations, page F-4

7.	Comment: We note that you have included dividends per share on the face of your Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

United States Securities and Exchange Commission
April 7, 2011

Response: Upon further review of the referenced guidance, the Companies acknowledge their disclosure of dividends declared per share/unit on the face of their consolidated statements of operations does not comply with the guidance in FASB ASC 260-10-45-5. The Companies will relocate their disclosure of dividends declared per share/unit to the footnotes to their consolidated financial statements in future periodic reports.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Variable Interest Entities, page F-9

8.	Comment: We note that you deconsolidated partnerships that you hold an average interest of approximately 55%. Please tell us the facts and circumstances that led you to conclude that such entities should be deconsolidated.

Response: In connection with their adoption of FASB Accounting Standards Update 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”), the Companies deconsolidated partnerships that own ten properties in which they held an average economic interest of approximately 55%. Each of the partnerships deconsolidated are variable interest entities that, prior to 2010, were consolidated based on a determination that the Companies were the primary beneficiaries of these partnerships. Specifically, the Companies were the holders of variable interests that would absorb the majority of the partnerships’ expected losses or receive a majority of the partnerships’ expected residual returns and therefore the partnerships were consolidated under the provisions of FASB ASC 810-10-25-38, prior to their modification by ASU 2009-17.

Effective January 1, 2010, based on the revised guidance regarding consolidation of variable interest entities introduced in ASU 2009-17, the Companies concluded they do not hold controlling financial interests in these partnerships and therefore that these partnerships should be deconsolidated. Specifically, the Companies concluded they are not the holders of variable interests that have the power to direct the activities of the partnerships that most significantly affect the partnerships’ economic performance (FASB Accounting Standards Codification 810-10-25-38A). The Companies determined the activities that are most significant to the partnerships’ economic performance are those relating to the overall operations of the partnerships’ underlying apartment properties, including the following:

a.	Creation of and approval of property operating and capital spending budgets;

b.	Establishment parameters regarding rental rates (including concessions);

c.	Property operations (including selection of property management company and operation of the property in compliance with significant regulatory requirements);

d.	Property maintenance, including certain capital spending; and

e.	Recommendations regarding sale of the property.

For each of these partnerships, the Companies determined unrelated entities who are general partners in the partnerships have the power to direct the activities discussed above, and the Companies do not have the unilateral ability to exercise kick out rights or substantive participating rights.

United States Securities and Exchange Commission
April 7, 2011

Acquisition of Real Estate Assets and Related Depreciation and Amortization, page F-12

9.	Comment: We note that the values of the above and below market leases are amortized to rental revenue over the expected remaining terms of the associated leases. Please clarify whether the amortization period relating to below market leases includes the lease renewal period.

Response: The amortization period over which the Companies amortize the values of below market leases to rental revenue includes reasonably assured lease renewal periods, in accordance with FASB ASC 805-20-35-6. The Companies will clarify this disclosure in future periodic reports.

Note 4 — Investments in Unconsolidated Real Estate Partnerships, page F-27

10.	Comment: We note that you own general partner interests in unconsolidated real estate partnerships. Given that you are the general partner of these partnerships, explain to us how you determined that these entities should not be consolidated.

Response: The majority of the unconsolidated partnerships in which the Companies own general partner interests are limited partnerships that have more than one general partner and are variable interest entities. These partnerships typically have an unrelated operating or managing general partner that is responsible for the day to day operation of the partnership and underlying apartment property, and the Companies typically hold an administrative general partner interest that has limited protective rights. The Companies evaluated these partnerships for consolidation in connection with their adoptions of ASU 2009-17 and concluded that the unrelated operating or managing general partners of these partnerships were the holders of variable interests with the power to direct the activities of the partnerships that most significantly affect the partnerships’ economic performance (refer to the discussion of the activities most significant to the partnerships’ economic performance in the response to Comment 8 above) and therefore these general partners are the primary beneficiaries. The Companies hold administrative general partner interests and do not have the unilateral ability to exercise kick out rights or participating rights that would substantively limit the other general partners’ power to direct the activities most significant to the partnerships’ economic performance.

Other unconsolidated partnerships in which the Companies own general partner interests are not variable interest entities and therefore have been evaluated for consolidation under the voting interest consolidation model (FASB ASC 810-10-25). Several of these partnerships have more than one general partner and shared control, requiring unanimous approval of the general partners for all significant decisions regarding the operations and financing of the properties, and there are no qualitative factors that place control with one of the general partners in the partnerships. Accordingly, although the Companies own general partner interests in these partnerships, the Companies do not consolidate these partnerships based on a lack of control. Other partners in several of the other partnerships evaluated under the voting consolidation model have kick out rights or substantive participating rights that can be exercised through the vote of a simple majority of the interests held by entities other than the Companies, and there are no significant barriers to the exercise of such rights, such as economic or other disincentives to exercising such rights or a large number of individual partners required to attain the affirmative vote of a simple majority. Accordingly, although the Companies own general partner interests in these entities, the presumption of control is overcome by the existence of the kick out rights or substantive participating rights.

United States Securities and Exchange Commission
April 7, 2011

Lastly, the Companies own general partner interests in partnerships that have not been consolidated based on a determination that effect of consolidating such partnerships, both individually and in the aggregate, is not material to the Companies’ consolidated financial statements. The amounts related to these partnerships which have been excluded from the Companies’ consolidated financial statements represented less than 1% of total assets, total liabilities and total equity (partners’ capital) as of December 31, 2010, and represented less than 1% of total revenues and operating income and 0.02% of net loss and net loss attributable to the Companies’ common equity holders for the year ended December 31, 2010.

As requested by the Staff, the Companies acknowledge that: (a) the Companies are responsible for the adequacy and accuracy of the disclosure in their filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Ernie Freedman, Executive Vice President and Chief Financial Officer, at (303) 691-4316 (phone) or (720) 493-6545 (facsimile) or me at (303) 691-4554 (phone) or (720) 493-6549 (facsimile). In addition, in the event of additional correspondence on this matter or correspondence on any future matter from the Staff, please include me as an addressee.

Sincerely,

/s/ Paul Beldin

Paul Beldin
Chief Accounting Officer

Cc:	Lisa R. Cohn Ernie Freedman